T&G Apothecary, Inc.
906 Thayer Drive
Gahanna, OH, 43230

November 14, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:	T&G Apothecary, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed October 5, 2011 File No. 333-173359

Dear Mrs.:

I write on behalf of T&G Apothecary, Inc., (the “Company”) in response to Staff’s letter of October 13, 2011, by Pamela A. Long,  Assistant Director, Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, filed October 5, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.	please check the rule 415 box on the cover page of the registration statement.

In response to this comment, the Company checked the Rule 415 box as requested.

risk factors, page 6

because our products may be regulated at the state and federal level. . . ., page 12

2.
we note your response to comment five in our letter dated september 27, 2011 and your revised disclosure on page 27.  in this regard, please revise this risk factor disclosure to clarify that the fda will regulate the advertising and promotion of your business.

In response to this comment, the Company revised its disclosure to make it clearer that the FDA will regulate the advertising and promotion of its business.

management’s discussion and analysis of financial condition and results of operations, page 27 plan of operation, page 28

3.
We note your response to comment six in our letter dated September 27, 2011. On page 28, it is unclear how you expect to have your first batch of products ready in December 2011 since it does not appear that you will be able to begin manufacturing your products until January 2012. Please advise or revise your disclosure accordingly.

In response to this comment, the Company revised the disclosure to indicate the first batch and manufacturing will be available in January of 2012.

4.
we note your response to comment seven in our letter dated september 27, 2011.  please revise your disclosure to clearly state that you have not entered into any contracts or agreements with sensibility soaps and whip-smart.

In response to this comment, the Company clearly stated that has not entered into any contracts or agreements with Sensibility Soaps or Whip-Smart.

recent sales of unregistered securities, page 37

5.
We note your response to comment four in our letter dated September 27, 2011. Please revise your disclosure in this section to state that you issued three million shares in a private placement on February 7, 2011.

In response to this comment, the Company revised its disclosure as requested.

unaudited statement of operations, page f-12

6.
The financial statements you present in your filing must be for continuous periods, without any gaps. Since your audited financial statements were as of and for the year ended February 28, 2011 and your interim Statement of Operations is only for the three month period ended June 30, 2011, there is currently a one month gap in the financial statement periods presented. Also, you have not provided any interim Statement of Cash Flows. Please revise to include a Statement of Operations and a Statement of Cash Flows covering the period from March 1, 2011 to June 30, 2011.

In response to this comment, the Company included the financials for the three and six months ended August 31, 2011 and period from inception to August 31, 2011 in the amendment.

Unaudited Statement of Shareholders’ Equity, page F-13

7.
Please revise to differentiate between the transactions from inception through February 28, 2011 and the transactions from February 28, 2011 to June 30, 2011. This would include, but not be limited to, revising to include a line item that totals each column as of February 28, 2011 before continuing on to the totals as of June 30, 2011.

In response to this comment, the Company included the financials for the three and six months ended August 31, 2011 and period from inception to August 31, 2011 in the amendment.

Exhibit 23.1

8.	Please have your auditors revise their consent to refer to the Form S-1/A, rather than the Form S-1.

In response to this comment, the Company included an updated consent from its independent auditor.

Sincerely,

/s/ Carolyne S. Johnson
Carolyne S. Johnson